Runge, Inc. dba
RungePincockMinarco

6251 Greenwood Plaza Boulevard
Suite 275
Greenwood Village, Colorado 80111

CONSENT OF AUTHOR

March 31, 2017

VIA EDGAR
United States Securities and Exchange Commission

RE:     FIRST MAJESTIC SILVER CORP.
Annual Report on Form 40-F
Consent of Expert

Dear Sirs/Madames:

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2016 (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2016.

I, Richard Addison, P.E., of RungePincockMinarco, of 6251 Greenwood Plaza Blvd., Suite 275, Greenwood Village, Colorado 80111, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”).

•	Technical Report for the La Parrilla Silver Mine, Durango State, México, dated September 8, 2011;

and to references to the Technical Reports, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

Yours truly,

Signature of Qualified Person

Richard Addison, P.E.     Print name of Qualified Person

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